Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Central Pacific Financial Corp.:

We consent to the incorporation by reference in the registration statements No. 333-35999, No. 333-119538, No. 333-119798, and No. 333-141232 on Form S-8 of Central Pacific Financial Corp. of our reports dated February 28, 2012, with respect to the consolidated balance sheets of Central Pacific Financial Corp. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Central Pacific Financial Corp.

/s/ KPMG LLP
Honolulu, Hawaii
February 28, 2012